Exhibit 9.01
SUN SOLUNET, LLC
5200 Town Center Circle
Suite 470
Boca Raton, FL 33486

March 2, 2006

SAN Holdings, Inc.
9800 Pyramid Court
Englewood, CO 80112
Attn:       John Jenkins

Mr. Jenkins:

Reference is made to that certain Securities Purchase Agreement, dated as of February 28, 2006 (“Securities Purchase Agreement”), by and among SAN Holdings, Inc., a Colorado corporation (the “Company”), and each of the purchasers identified on the signature pages thereto (each, a “Purchaser” and collectively the “Purchasers”). Capitalized terms used but not defined herein have the respective meanings set forth in the Securities Purchase Agreement.

Pursuant to the Securities Purchase Agreement, the Company expects to issue and sell to the Purchasers, and the Purchasers, severally and not jointly, expect to purchase Units from the Company, each Unit consisting of (i) one share of the Company’s newly designated convertible Preferred Stock, (ii) a $0.30 Warrant and (iii) a $0.50 Warrant (each of the Warrants exercisable for the number of shares of the Company’s Common Stock (as hereafter defined) as is set forth in the Securities Purchase Agreement).

Sun Solunet, LLC, a Delaware limited liability company (“Sun Solunet”), is the majority shareholder of the outstanding common stock, no par value per share (“Common Stock”), of the Company and is expected to be a Purchaser under the Securities Purchase Agreement. Sun Solunet has agreed to execute this letter to induce the Purchasers to execute the Securities Purchase Agreement and to purchase Units from the Company thereunder.

In connection therewith, Sun Solunet hereby agrees as follows:

1. Shareholder Meeting. After the Company files its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 with the Securities and Exchange Commission, Sun Solunet shall cause each of the directors of the Company who is employed by or who is an officer of Sun Solunet (the “Sun Directors”) to, as soon as reasonably practicable, take steps reasonably necessary to call a shareholder meeting (the “Meeting”) for purposes of, among other things, effecting a reverse stock split of the Common Stock and increasing the Company’s authorized capital.

2. Vote at the Meeting. At the Meeting, whether by proxy or otherwise, Sun Solunet shall vote all of its shares of Common Stock entitled to vote at the Meeting (which may now or hereafter be owned or held of record by Sun Solunet, or as to which Sun Solunet now or hereafter has voting power) in favor of a reverse stock split of the Company’s Common Stock on whatever basis is determined by the board of directors of the Company (the “Board”) and an increase in the Company’s authorized capital in an amount determined by the Board, to increase the authorized capital of the Company in an amount sufficient to provide for the issuance of all of the Shares upon exercise of all the Warrants and conversion of all the Preferred Stock.

3. Number of Directors on the Board. Sun Solunet shall as soon as reasonably practicable cause the Sun Directors to take steps reasonably necessary to reduce the number of directors serving on the Board to a total of nine or less directors (at the sole discretion of the Sun Directors), whether by resolution, amendment to the Company’s bylaws or otherwise.

4. Audit Committee.

(a)       No later than five days after the Meeting, Sun Solunet shall cause the Sun Directors to take steps reasonably necessary to cause the Company to have an audit committee of no less than three directors. So long as at least three directors meet the requirements set forth in paragraphs (b) and (c) below, the Company may have one director on the audit committee that does not meet the requirements set forth in the remainder of this paragraphs (b) and (c) below.

(b)       Each of the members of the audit committee shall (i) be independent as defined under Rule 4200(a)(15) of the NASD Manual; (ii) meet the criteria for independence set forth in Rule 10A-3(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (subject to the exemptions provided in Rule 10A-3(c)); (iii) not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (iv) be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement.

(c)       At least one member of the audit committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

(d)       If there is a vacancy on the audit committee or if a single member ceases to be independent for reasons outside the member’s reasonable control, Sun Solunet will have until the earlier of the next annual shareholders meeting of the Company or one year from the occurrence of the vacancy to cause the Sun Directors to take steps reasonably necessary to modify membership on the audit committee to comply with the provisions of this Section. Any member of the audit committee that ceases to be independent as described in the first sentence may continue to serve during such time period.

(e)       The foregoing requirements for the audit committee shall terminate on the Termination Date.

5. Compensation of Executive Officers. No later than five days after the Meeting, Sun Solunet shall cause the Sun Directors to take steps reasonably necessary such that future decisions relating to the compensation of the executive officers of the Company shall be recommended to the Board for determination by either a majority of the independent directors of the Company, or a compensation committee comprised solely of independent directors. The chief executive officer may not be present during voting or deliberations on his compensation.

6. Termination. This letter and all of Sun Solunet’s obligations and responsibilities set forth herein shall terminate upon the earliest to occur of (a) the voluntary written agreement of at least 66% of the Purchasers other than Sun Solunet (weighted on the basis of the amount of Securities then held by such Purchasers); (b) the five year anniversary of this letter; (c) the date that the Purchasers other than Sun Solunet collectively hold less than or equal to 25% of the Securities (on a fully diluted basis) purchased by such Purchasers pursuant to the Securities Purchase Agreement; and (d) the date that the Sun Directors no longer constitute a majority of the directors of the Company (the “Termination Date”).

7. Effective Date. This letter shall become effective on the Closing Date upon the receipt by Sun Solunet of counterparts of the Securities Purchase Agreement executed by each of the Purchasers and the Company.

8. Third Party Beneficiaries. The Purchasers are named as express third party beneficiaries to this letter and each may enforce or cause to be enforced the letter as if they were a party hereto. There are no other third party beneficiaries to this letter.

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This obligations of Sun Solunet set forth in this letter shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state.

Very truly yours,

SUN SOLUNET, LLC

By   /s/ Kevin J. Calhoun
Name: Kevin J. Calhoun
Title:  Vice President